Exhibit 99.1

Alexco Provides Corporate Update

VANCOUVER, March 30, 2020 /CNW/ - Alexco Resource Corp. (NYSE AMERICAN: AXU; TSX: AXU) ("Alexco" or the "Company") today provided a corporate update on its recent activities, 2020 Corporate plans and the measures it has taken in light of the uncertainty and unpredictable impacts of the COVID-19 pandemic with respect to operations at the Keno Hill Silver District ("Keno Hill").

COVID-19 Response

Alexco has implemented a COVID-19 response and management plan to protect the health and safety of our employees and contractors as well as the local communities in which we operate. Alexco continues to closely monitor the changing conditions of the COVID-19 crisis and our actions follow the advice and guidelines of the Yukon, provincial and Federal health professionals and government officials as well as industry-wide best practices. The Company's response plan, which is especially focused on our Keno Hill, Yukon operations, includes the following protocols:

  Only essential employees and contractors are currently allowed access to Keno Hill operations, and all incoming personnel must be pre-screened and cleared for travel to Keno Hill by Company health and safety medics;
  Keno Hill employees and schedules have been modified to reduce where possible, any travel from locations outside the Yukon. The Company is following the 14-day self-isolation requirements issued by the Yukon Government for workers entering the Yukon from outside of the territory;
  At Keno Hill enhanced sanitation procedures have been implemented by the Company's camp and catering contractor and mandatory hygiene techniques have been established for all employees and camp residents. On-site work schedules and other measures have been implemented to reduce employee interaction;
  On a Company-wide basis, travel is restricted to essential travel only and, where reasonably possible, employees are working remotely from home; and
  The Company is in consultation with a third-party health care provider to provide expert advice and guidance on our plans.

There continues to be no reported cases of COVID-19 within the local area in which we operate at Keno Hill. The Company will continue to closely monitor the quickly changing conditions of this pandemic and will modify our operating protocols as appropriate and based on the advice of the healthcare professionals and government officials' requirements.

Operations Update

Over the past several months the Company has made steady progress on mine development activities at Keno Hill including recruitment of key personnel and senior site management, securing long lead time orders for mine equipment and advancing capital infrastructure projects at the mill and across the project site. Given the ongoing uncertainty with the COVID-19 crisis and with a priority for the health and safety of our employees, contractors and the local community, the Company has suspended underground mine development activities and buttoned-up capital investments made to date while continuing to maintain all areas of the site. Mill improvement projects that can be completed with existing Yukon employees will continue and non-essential Keno Hill based employees will work remotely on a number of engineering and project planning requirements. This approach assures that the Company can quickly reaccelerate mine development activities once certainty has returned from the COVID-19 outbreak, government travel restrictions have been lifted, and within the general context of market conditions.

As previously reported, the Company is awaiting issuance of an amended and renewed Water Use License ("WUL") from the Yukon Water Board. The Yukon Water Board completed the public hearing phase of the licensing process in February 2020, and the Company understands that deliberation and progress on the terms and conditions of the renewed WUL is ongoing. Given the disruption in most routine activities, the Company advises that issuance of the WUL will be deferred into the second quarter, 2020. The Company reiterates that a final production decision at Keno Hill requires amongst other considerations, the issuance of a renewed WUL. Issuance of the WUL in the second quarter continues to be within the broader schedule of mine development activities now contemplated at Keno Hill and the ability to reach concentrate production in 2020.

2020 Exploration Program

The Company's 2020 surface exploration program originally planned to include approximately 11,500 meters of surface drilling beginning in May, has been similarly decelerated as a result of the COVID-19 restrictions. While the original 2020 drill program will likely not change in terms of targets and objectives, the Company is developing contingency plans to execute a reduced surface exploration drilling program that could be deferred until the COVID-19 conditions change and circumstances allow. At a minimum, the Company is hopeful that activities can be scaled back up in mid to late summer, when appropriate, with the reduced drilling program to be undertaken focusing on the Bermingham "deep target",  where exploration drilling in 2019 successfully confirmed the presence of wide, high-grade mineralization at depth below the Bermingham high grade silver deposit. The Bermingham deposit, comprising 1.1 million tonnes of 930 grams per tonne silver in estimated Indicated Mineral Resource (including Probable Mineral Reserves), remains the highest grade, with approximately 33 million contained silver ounces, and the largest discovery by Alexco at Keno Hill to date (see independent technical report dated May 8, 2019 with an effective date of March 28, 2019, as amended February 13, 2020, prepared by Mining Plus Canada titled "NI 43-101 Technical Report, Prefeasibility Study of the Keno Hill Silver District Project, Yukon Territory, Canada"). The deposit remains open at depth and the objective of this follow-up deep drilling program will be to evaluate the opportunity for expansion of the Mineral Resource at depth.

It should be noted that prior to reduction of the Keno Hill site activities due to COVID-19, the Company recently completed a planned extension (from 2018) of the district-wide detailed airborne geophysical program. The interpretation of results from these surveys has proved important in targeting mineralized structures in areas of cover, has resulted in new discoveries on Galena Hill in 2019, and will be especially important for target generation and ranking for longer term exploration planning at Keno Hill.

Outlook

The Company is taking every precaution to protect its employees, contractors and communities where it operates from health risks associated with the COVID-19 pandemic. The necessary deceleration of capital construction and interruption of the mine development schedule will result in development schedule delays; however, the Company has implemented an interim plan to ensure that capital improvements are properly maintained and where possible surface capital projects will continue. Underground mines are being maintained in a development ready condition. Underground mining equipment and mill related capital components remain on order and in the supply line, both from domestic as well as international locations. With these changes and modification of schedules, the Company has preserved the opportunity, market and permitting conditions considered, to achieve initial concentrate production in 2020.

With respect to exploration, much of the Company's work is pre-programed and considered routine from year to year. As such, delays in surface drilling activity will simply push the programs and schedules later into the summer, or into 2021. Work at Bermingham and the Company's new discovery at Inca will remain a priority.

As previously disclosed, on March 27, 2020 the Company closed an over-night marketed public offering, issuing 4,662,675 common shares, which included the full subscription of the overallotment option, at a price of $1.85 per share for gross proceeds of $8.6 million. This financing has provided Alexco with financial flexibility to continue with the activities described above while also enabling us to smoothly reaccelerate and ramp up operations in line with the 2019 pre-feasibility study schedule when circumstances allow.

Finally, the Company will continue to monitor conditions and be prepared to respond as appropriate, while also updating stakeholders if and when the situation changes. In the meantime, the Company is taking care of its operations, its community and environment, and its most important asset – its people.

2020 AGM

To protect our employees and shareholders, the Company has adjusted the format of its 2020 annual general meeting ("AGM") to a virtual electronic meeting. The AGM will be held on June 4, 2020 at 1:30 pm PDT and further details on how to join the event will be communicated via news release in the coming weeks.

About Alexco

Alexco is a Canadian primary silver company that owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco has a long history of expanding Keno Hill's mineral resources through successful exploration and is currently advancing a development plan for the District. In 2019, the Company published a positive pre-feasibility study that estimates production of 1.12 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne silver over an 8-year mine life from the Flame & Moth, Bermingham, Bellekeno and Lucky Queen deposits.

Further information about the project, including the effective date of the estimates and summary of assumptions, parameters and risks relating to mineral resources, mineral reserves and the pre-feasibility study, can be found in Alexco's technical report entitled ""NI 43-101 Technical Report on Preliminary Feasibility Study of the Keno Hill Silver District Project, Yukon Territory, Canada" filed on May 8, 2019 as amended February 14, 2020 that is available on Alexco's profile on Sedar at www.sedar.com.

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning plans related to Alexco's business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks and uncertainties relating to the outbreak of COVID-19 including but not limited to business closures, quarantines and a general reduction in consumer activity; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2020/30/c1233.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6577, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 17:30e 30-MAR-20